FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Perle Systems Limited

(Registrant's name)

60 Renfrew Drive, Suite 100

Markham, Ontario, Canada

L3R OE1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document

  Press release dated July 24, 2003 reporting Perle First to Incorporate 3DES Encryption into Console Server Range.

[COMPANY LOGO]

Perle Systems First to Incorporate 3DES Encryption into
Console Server Range

Perle Demonstrates Category Leadership with Powerful New Security Features and Added Functionality for Even Easier Access to Remote Servers and Network Devices

NASHVILLE, TN - July 24, 2003 -Demonstrating its continued leadership in the console server market, Perle Systems Limited), a developer and manufacturer of networking products for IP and e-business access, today announced a series of feature enhancements to its CS9000 Console Server, including the addition of 3DES encryption. Perle is the first vendor to incorporate 3DES encryption into a console server, enabling network administrators to encrypt and store an unlimited amount of data received from an attached network device in a file on a LAN based NFS server, and then view it at their convenience. With these and other enhancements, the CS9000 remains a cost-effective, feature rich solution for enterprise environments, Internet Service Providers, Application Service Providers and telecommunications companies looking to securely monitor, manage and support remote servers and network devices.

"By adding features such as 3DES encryption to the Perle console server line, end users can take advantage of the highest levels of security available and enjoy seamless remote management and maintenance of multiple network devices," said Joe Perle, CEO of Perle Systems. "This gives the network administrator the option of encrypting sensitive data or allowing open access."

With 3DES encryption, the CS9000 goes beyond remote and standard port buffering to provide the flexibility and convenience of remote data storage. Now administrators can capture unlimited amounts of data from an attached network device, and securely transfer it using 3DES encryption to a file on a network based NFS server for later viewing. . This advance in console server technology means that an administrator does not need to be connected to a network via a CS9000 port during a particular time frame to access or view data received during that time.

Other new ease of use features now available in Perle CS9000 Console Servers include:

  Easy Port Access

This feature eliminates the guesswork from determining which devices or servers are connected to each CS9000 Console Server port. The latest firmware enables a user to automatically connect to a desired CS9000 port via Telnet or SSH. With the Easy Port Access menu, users can toggle between communicating with a device and viewing its associated local port buffer.
  Line Access Rights

Using an internal database, CS9000 administrators can now specify which ports users can connect to. With the flexibility to assign user rights, access to specific ports is provided only for servers or devices for which users have responsibility, delivering even greater control and security.

The CS9000 Console Server comes standard with a lifetime warranty and free 60 day technical support. Optional maintenance agreements are also available.

About Perle Systems

Perle Systems is a leading developer, manufacturer and vendor of high-reliability and richly featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/terminal servers, console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes through extensive networking technology, depth of experience in major real-world network environments and long-term distribution and VAR channel relationships in major world markets. Perle has offices and representative offices in 13 countries in North America, Europe and Asia and sells its products through distribution channels worldwide.

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Media Contacts:

Janice Radosevic
Perle Systems
1-905-946-5085
jradosevic@perle.com